N-SAR Period Ending 6/30/09 Sub-Item 77H: Changes in control of Registrant

Acquiring control of T. Rowe Price Institutional Large-Cap Value Fund

As of December 31, 2008, Charles Schwab & Co Inc Reinvest Account (“Shareholder”) owned less than 25% of the outstanding shares of the T. Rowe Price Institutional Large-Cap Value Fund (“Fund”). As of June 30, 2009, Shareholder owned 8,076,791.954 shares of the Fund, which represented 25.58% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to be a controlling person of the Fund.